

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Giacomo Dall'Aglio
Chief Financial Officer
Kaleyra, Inc.
85 Broad Street
New York, NY 10004

        Re: Kaleyra, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2022
             Filed March 16, 2023
             Form 10-Q for Fiscal Quarters Ended March 31, 2023
             Filed May 10, 2023
             File No. 001-38320

Dear Giacomo Dall'Aglio:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology